

August 11, 2014

Long Nguyen
President and Chief Executive Officer
Stallion Synergies, Inc.
4465 38th Street
San Diego, CA 92116

> **Re:** **Stallion Synergies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-196599**

Dear Mr. Nguyen:

   We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

   After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements
Notes to the Financial Statements
Note 9 - Subsequent Events, page F-9

1. Your disclosure of the date the financial statements were issued appears to be prior to the date of the audit report. Please revise to disclose the date through which subsequent events have been evaluated in the audited financial statements and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-S99-2 for guidance.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Abbott at (202) 551-3608 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: William G. Goode
       William G. Goode & Associates PC.
       415 E. Main Street, 3rd Floor
       Port Jefferson, New York 11777